

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
2827 4836 • E-mail: fw@fairwind.com.hk



03024871

Your Ref:

Our Ref: S/5411/89 LTO/sl 9th July, 2003

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

SUPPL

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

03 JUL 29 AM 7:21

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
("the Company")
Rule 12g3-2(b) Exemption
File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director

Enc.
c.c. the Company

Annex A to Letter to the SEC
Dated 9th July, 2003 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title : Notification of movement of securities in Hong Kong

   Date : 30th June, 2003
   Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30th June, 2003

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Starlight International Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah Tel No.: 2827 1778
(Name of Responsible Official)

Date: 9th July, 2003

(A) **Information of Types of Listed Equity Securities**:
(please tick wherever applicable)

1.	Ordinary shares	:	√	2.	Preference shares:
3.	Other classes of shares	:			please specify: ______
4.	Warrants	:			please specify: ______

(B) **Movement in Authorised Share Capital**:

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	5,000,000,000	$0.10	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	5,000,000,000	$0.10	$500,000,000

(C) **Movement in Issued Share Capital**:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,680,255,402	Nil	Nil
Increase/(Decrease) during the month	0	Nil	Nil
Balance at close of the month:	2,680,255,402	Nil	Nil

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee share option scheme adopted on 7th April, 1997 Exercise price: HK$_________	43,645,056	Nil	Nil	Nil	43,645,056	Nil
2. Employee share option scheme adopted on 12th September, 2002 Exercise price: HK$ 0.10	53,604,000	Nil	Nil	Nil	53,604,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. _______________ Subscription price HK$ _____						
2. _______________ Subscription price HK$ _____						

CONVERTIBLES* Class	Units	Converted (Units)	Units	
Convertibles Notes Convertible price: HK$ ________	N/A	N/A	N/A	

OTHER ISSUES OF SHARES*			
Rights Issue	Price:	Issue and allotment Date:	
Placing	Price:	Issue and allotment Date:	
Bonus Issue		Issue and allotment Date:	
Scrip Dividend		Issue and allotment Date:	
Repurchase of share		Cancellation Date:	
Redemption of share		Redemption Date:	
Consideration issue	Price:	Issue and allotment Date:	
Others (Please specify)	Price:	Issue and allotment Date:	
		Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:	Nil

Remarks:

Authorised Signatory:



Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
#a5411/form1.doc/sl